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                                                                    EXHIBIT 99.1


                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD

                    NOTICE OF CHANGES IN DIRECTOR'S INTERESTS

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
 NAME OF DIRECTOR:                                    Barry Waite

 DATE OF NOTICE TO COMPANY:                           20/11/2001

 DATE OF CHANGE OF INTEREST:                          19/11/2001

 NAME OF REGISTERED HOLDER:                           Barry Waite

 CIRCUMSTANCE GIVING RISE TO THE CHANGE:              Others
 PLEASE SPECIFY DETAILS:                              Sales in open market pursuant to a sales
                                                      plan adopted in accordance with the
                                                      requirements of Rule 10b5-1(c) of the US
                                                      Securities Exchange Act of 1934, as amended.

 SHARES HELD IN THE NAME OF REGISTERED HOLDER

 NO. OF SHARES OF THE CHANGE:                         700,000
 % OF ISSUED SHARE CAPITAL:                           0.051

 AMOUNT OF CONSIDERATION PER SHARE EXCLUDING          US$23.3657 per ADS*
 BROKERAGE,GST,STAMP DUTIES,CLEARING FEE:

 NO. OF SHARES HELD BEFORE CHANGE:                    1,835,040
 % OF ISSUED SHARE CAPITAL:                           0.133

 NO. OF SHARES HELD AFTER CHANGE:                     1,135,040
 % OF ISSUED SHARE CAPITAL:                           0.082

   HOLDINGS OF DIRECTOR INCLUDING DIRECT AND DEEMED INTEREST

                                                       DEEMED               DIRECT
 NO. OF SHARES HELD BEFORE CHANGE:                              0               1,835,040
 % OF ISSUED SHARE CAPITAL:                                     0                   0.133

 NO. OF SHARES HELD AFTER CHANGE:                               0               1,135,040
 % OF ISSUED SHARE CAPITAL:                                     0                   0.082

 TOTAL SHARES:                                                  0               1,135,040
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         * One ADS represents 10 ordinary shares of S$0.26 each in the capital of Chartered Semiconductor Manufacturing Ltd.

Submitted by Nancy Tan See Sin, Joint Company Secretary on 20/11/2001 to the SGX